“0	UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 2)*

Under the Securities Exchange Act of 1934

VIRTU FINANCIAL, INC.
(Name of Issuer)

Class A common stock, par value $0.00001 per share
(Title of Class of Securities)

928254101
(CUSIP Number)

Jeremy Henderson
Ordinal Ventures, LLC
667 Madison Avenue
New York, NY 10065
(929) 394-0020

Copy to:
Mark F. Veblen
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928254101
1	Names of Reporting Persons Ordinal Holdings I, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 19,859,243
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,859,243
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,859,243
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 16.9%*
14	Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 117,386,677 shares of the Issuer’s Class A common stock, par value $0.00001 per share (the “Issuer Class A Common Stock”) that were issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 4, 2021.

CUSIP No. 928254101
1	Names of Reporting Persons Ordinal Holdings I GP, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 19,859,243
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,859,243
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,859,243
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 16.9%*
14	Type of Reporting Person (See Instructions) PN

* The calculation of the foregoing percentage is based on 117,386,677 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 4, 2021.

CUSIP No. 928254101
1	Names of Reporting Persons Ordinal Ventures, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 19,859,243
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,859,243
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,859,243
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 16.9%*
14	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 117,386,677 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 4, 2021.

CUSIP No. 928254101
1	Names of Reporting Persons Tide Mill L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 19,859,243
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,859,243
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,859,243
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 16.9%*
14	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 117,386,677 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 4, 2021.

CUSIP No. 928254101
1	Names of Reporting Persons West Meadow Group LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 19,859,243
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,859,243
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,859,243
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 16.9%*
14	Type of Reporting Person (See Instructions) OO

* The calculation of the foregoing percentage is based on 117,386,677 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 4, 2021.

CUSIP No. 928254101
1	Names of Reporting Persons Glenn H. Hutchins
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 19,859,243
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,859,243
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,859,243
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 16.9%*
14	Type of Reporting Person (See Instructions) IN

* The calculation of the foregoing percentage is based on 117,386,677 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 4, 2021.

CUSIP No. 928254101
1	Names of Reporting Persons Robert Greifeld
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 19,859,243
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,859,243
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,859,243
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row 11 16.9%*
14	Type of Reporting Person (See Instructions) IN

* The calculation of the foregoing percentage is based on 117,386,677 shares of Issuer Class A Common Stock that were issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 4, 2021.

Explanatory Note
This Amendment No. 2 (this “Amendment No. 2”) amends the statement on Schedule 13D (the “Original Schedule 13D” and, as amended, this “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2017, as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 28, 2020, by Ordinal Holdings I, LP (“Holdings”), a Delaware limited partnership (formerly North Island Holdings I, LP), Ordinal Holdings I GP, LP, a Delaware limited partnership (formerly North Island Holdings I GP, LP), Ordinal Ventures, LLC, a Delaware limited liability company (formerly North Island Ventures, LLC), Tide Mill L.L.C., a Delaware limited liability company (formerly North Island L.L.C.), West Meadow Group LLC, a New Jersey limited liability company, Glenn H. Hutchins, a United States citizen, and Robert Greifeld, a United States citizen (collectively, the “Reporting Persons”), relating to the Class A common stock, par value $0.00001 per share (the “Issuer Class A Common Stock”) of Virtu Financial, Inc., a Delaware corporation (the “Issuer”).
Items 4, 5, and 7 of the Schedule 13D are hereby amended and supplemented as follows:
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented to add the following information:
“On August 12, 2021, Holdings sold 1,500,000 shares of Issuer Class A Common Stock to the Issuer.  After giving effect to the sale, Holdings holds a total of 19,859,243 shares of Issuer Class A Common Stock which represents approximately 16.9% of the outstanding Issuer Class A Common Stock.”
Item 5. Interest in Securities of the Issuer.
The first two paragraphs of parts (a) and (b) of Item 5 of the Schedule 13D are hereby amended and restated to read in their entirety as follows:
“(a) and (b)  The following disclosure assumes that there are 117,386,677 shares of Issuer Class A Common Stock issued and outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, filed with the SEC on August 4, 2021.
As of the date hereof, 19,859,243 shares of Issuer Class A Common Stock are held by Holdings, which represents approximately 16.9% of the outstanding Issuer Class A Common Stock.”
Item 7. Material to Be Filed as Exhibits.
The following document is filed or incorporated by reference as an exhibit to this Schedule 13D:
Exhibit Number	Description of Exhibit
99.1	Joint Filing Agreement, dated as of July 31, 2017, among the Reporting Persons (filed with the Original Schedule 13D).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 16, 2021
ORDINAL HOLDINGS I, LP

By:	Ordinal Holdings I GP, LP, its general partner

By:	Ordinal Ventures, LLC, its general partner

By:	/s/ Glenn H. Hutchins
Name: Glenn H. Hutchins
Title: Authorized Signatory

ORDINAL HOLDINGS I GP, LP

By:	Ordinal Ventures, LLC, its general partner

By:	/s/ Glenn H. Hutchins
Name: Glenn H. Hutchins
Title: Authorized Signatory

ORDINAL VENTURES, LLC

By:	/s/ Glenn H. Hutchins
Name: Glenn H. Hutchins
Title: Authorized Signatory

TIDE MILL L. L. C.

By:	/s/ Glenn H. Hutchins
Name: Glenn H. Hutchins
Title: Authorized Signatory

WEST MEADOW GROUP LLC

By:	/s/ Robert Greifeld
Name: Robert Greifeld
Title: Administrative Manager

GLENN H. HUTCHINS

By:	/s/ Glenn H. Hutchins

ROBERT GREIFELD

By:	/s/ Robert Greifeld